[redacted]

13010832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

| SEC FILE NUMBER |
|---|
| 8- 67813 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rollover Securities, LLC

| OFFICIAL USE ONLY |
|---|
| 146337 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4135 South Stream Boulevard, Suite 500
(No. and Street)

| Charlotte | NC | 28217 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Spencer Pringle — 704-295-1234
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

| 6525 Morrison Blvd, Ste 500 | Charlotte | NC | 28211 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Spencer Pringle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rollover Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager

Title

Notary Public

JUDY A. WHITE NOTARY PUBLIC MECKLENBURG COUNTY, N.C.

exp date 3-15-15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

**ROLLOVER SECURITIES, LLC**

Statement of Financial Condition

December 31, 2012

# Table of Contents

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

# Independent Auditors' Report

To the Member of
Rollover Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Rollover Securities, LLC, (the "Company"), a wholly-owned subsidiary of RolloverSystems, LLC, as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rollover Securities, LLC as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 20, 2013

ROLLOVER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 197,106 |
| Prepaid Expenses | | 34,968 |
| Due from Parent | | 121,839 |
| TOTAL ASSETS | $ | 353,913 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Accounts Payable | $ | 4,574 |
| Salaries & Wages Payable | | 67,354 |
| TOTAL LIABILITIES | | 71,928 |
| MEMBER'S EQUITY | | 281,985 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 353,913 |

See notes to financial statement.

## 1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

**Operations** – Rollover Securities, LLC (the "Company"), a wholly owned subsidiary of RolloverSystems, LLC (the "Parent"), is a limited liability company that operates as a registered broker dealer. As a registered broker dealer, the Company's principal business is the distribution and servicing of mutual fund-based Individual Retirement Accounts ("IRA") to individual investors that choose to move their qualified savings from a 401(k) or other qualified retirement plan into an IRA. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Agency ("FINRA").

**Estimates** – The preparation of financial statements in conformity with accounting principles general accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, the actual amounts could differ from those estimates.

**Cash** – The Company maintains cash deposits with financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC").

**Income Taxes** – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income or loss of the Company is considered income of the members of RolloverSystems, LLC and no income or loss tax provision is recorded by the Company. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2012. Fiscal years ending on or after December 31, 2009 remain subject to examination by federal and state tax authorities.

**Subsequent Events** – The Company evaluated the effect subsequent events would have on the financial statements through February 20, 2013, which is the date the financial statements were available to be issued.

## 2. NET CAPITAL REQUIRMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company had net capital of $125,178, which was $100,178 in excess of its required net capital of $25,000. The Company had $71,928 in aggregate indebtedness at December 31, 2012 and a net capital ratio of .57 to 1.

## 3. RELATED PARTY TRANSACTIONS

The Company's primary purpose is to process certain transactions initiated by the Parent that require the services of a registered broker-dealer. These services can range from providing education regarding an individual's product choices, investment choices, or servicing options to helping investors consolidate assets into retirement products, as well as moving assets from qualified retirement plans to individual retirement products. As of December 31, 2012, $121,839 was due from the Parent.